

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Sagiv Aharon
Chief Executive Officer and President
UAS Drone Corp.
1 Etgar Street
Tirat-Carmel, Israel 3903212

      Re: UAS Drone Corp.
           Form 8-K
           Filed March 10, 2020
           File No. 000-55504

Dear Mr. Aharon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Manufacturing

cc: Ron Ben-Bassat, Esq.